FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors:
C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill†
(Chief Executive Officer), N J Holland†
(Financial Director),
G J Gerwel, J M McMahon†
, G R Parker‡
, R Pennant-Rea†
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson *Canadian,
†British,
‡American
Company Secretary:
C Farrell
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz

Tel +27 11 644-2630
Fax +27 11 484-0639
North America

Cheryl A Martin

Tel +303 796-8683
Fax +303 796-8293
M E D I A    R E L E A S E
GOLD FIELDS WELCOMES
NORILSK AS LARGEST SHAREHOLDER
Johannesburg, 29 March 2004: Gold Fields Limited (JSE, NYSE: GFI) was today informed that Anglo American plc had sold its 20% stake in Gold Fields to MMC Norilsk Nickel, through its wholly owned subsidiary Norimet Limited ("Norilsk").

Norilsk is a producer of base and precious metals, with its main products being Nickel and Palladium. Norilsk also produces copper, cobalt, platinum, gold, silver and other precious metals. Norilsk is headquartered in Moscow and is listed in Moscow as well as via ADR programmes in New York, London and Berlin.

Ian Cockerill, Chief Executive Officer of Golf Fields said:

"This is a welcome new development which will bring certainty to the market in Gold Fields shares, especially after the recent speculation about the intentions of Anglo American."

"Norilsk has done a great deal and we trust we will make them as much money as we did for Anglo American and all our other shareholders."

"Gold Fields and Norilsk today had preliminary discussions and we have agreed to explore the potential for co-operation with regards to our respective gold assets."

Gold Fields, one of the largest unhedged gold companies, has attributable annual gold production of 4.33 million ounces, attributable mineral resources of 195 million ounces and attributable mineral reserves of 84 million ounces. It has operations in South Africa, Australia and Ghana (West Africa) and exploration projects in all of the major gold provinces of the world. Gold Fields also owns 100% of the 12 million ounce Arctic Platinum Project, an advanced stage PGM project in Northern Finland. The company's primary listing is on the Johannesburg Securities Exchange in South Africa (GFI) with secondary listings on the London, Euronext, Paris, Brussels, and Swiss exchanges. The company's American Depositary shares are listed on the New York Stock Exchange, also under the symbol GFI.

- end-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 29 March 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs